EXHIBIT 11

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three and Six Month Periods Ended June 30, 2007 and 2006

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(In thousands of dollars, except per share data)
BASIC EARNINGS PER SHARE
Average common shares outstanding	81,763	85,668	81,827	86,122

Net income	$76,715	$149,839	$169,078	$313,292

Basic earnings per share	$0.94	$1.75	$2.07	$3.64

DILUTED EARNINGS PER SHARE
Adjusted weighted average shares outstanding:
Average common shares outstanding	81,763	85,668	81,827	86,122
Common stock equivalents	546	591	522	631

Adjusted weighted average diluted shares
outstanding	82,309	86,259	82,349	86,753

Net income	$76,715	$149,839	$169,078	$313,292

Diluted earnings per share	$0.93	$1.74	$2.05	$3.61